UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information

On December 16, 2016 Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informed that Credomatic de Mexico S.A. de C.V. (Credomatic de Mexico), a subsidiary of BAC International Bank Inc., entered into an agreement with Banco Invex S.A. for the transfer of its credit card portfolio in such country.

The sale of Credomatic de Mexico’s portfolio, is part of BAC International Bank Inc.’s strategy to focus its presence in the banking and credit card businesses in Panama, Costa Rica, El Salvador, Nicaragua, Honduras and Guatemala.

Credomatic de Mexico, an issuer of credit cards (with no banking license), started operations in Mexico in 2004 and has a credit portfolio, net of allowances, of approximately US$49.2 million, representing 0.4% of the total portfolio of BAC Credomatic Group (more than US$14 billion).

Subject to the applicable regulatory approvals, the transaction is expected to close during the first semester of 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel